Grant Thornton

September 28, 2015

Mr. Dennis Suskind
Chairman of the Audit Committee
Mr. Peter Kent
Chief Executive Officer/Chief Financial Officer
Liquid Holdings Group, LLC
111 River Street
Hoboken, NJ 07030

Grant Thornton LLP
445 Broad Hollow Road, Suite 300
Melville, NY 11747-3601

T 631.249.6001
F 631.249.6144
www.GrantThornton.com

Dear Messrs.:

At your request, we have read Item 4.01 (section titled "Resignation of Grant Thornton LLP") of Form 8-K of Liquid Holdings Group, Inc. ("Liquid Holdings" or "Company") dated and filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 2015.

We believe that Item 4.01 requires further disclosures. We enclose a letter to the SEC that we have prepared to address these matters.

Sincerely,

Grant Thornton LLP

Grant Thornton

September 28, 2015

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Grant Thornton LLP
445 Broad Hollow Road, Suite 300
Melville, NY 11747-3601

T 631.249.6001
F 631.249.6144
www.GrantThornton.com

Re: Liquid Holdings Group, Inc.
File No. 001-36024

Dear Sir or Madam:

We have read Item 4.01 (section titled "Resignation of Grant Thornton LLP") of Form 8-K of Liquid Holdings Group, Inc. ("Liquid Holdings" or "Company") dated September 24, 2015. The Form 8-K filing contains disclosures outside of Item 4.01 to which we are not commenting.

Specifically, we have read the section "Resignation of Grant Thornton LLP" and believe it should be supplemented and, in part, amended as follows:

Grant Thornton disagrees with the Company's statement in the second paragraph related to the investigation performed by Ballard Spahr "that [Grant Thornton] saw no obstacle to completing its audit of the 2014 Financial Statements or issuing its audit report thereon."

The Company states in the third paragraph:

> "Certain parties that are likely to have information relevant to the Investigation declined to participate in the Investigation process. Because such parties declined to cooperate with both Gibson Dunn and Ballard Spahr, the Company cannot predict whether such parties are in possession of information that further substantiates the allegations or raises additional issues related to the Investigation."

The fact that: (a) parties likely to have information relevant to the Investigation remain uncooperative, and (b) the Company cannot predict whether the information they possess might substantiate the allegations or raise additional issues, presents a scope limitation with respect to our ability to obtain sufficient appropriate evidential matter in order to issue an unqualified audit opinion.

We make no comments on disclosures made by the Company in the section "Resignation of Grant Thornton LLP" relating to matters outside the scope of the disclosures required by Regulation S-K, Item 304(a). Furthermore, we have no basis to comment on the Company's disclosures pertaining to the appointment of a new independent registered public accounting firm contained in the last paragraph of this section.

Sincerely,

Grant Thornton LLP